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                              September 20, 2022

       Richard D. Fairbank
       Chief Executive Officer
       Capital One Financial Corporation
       1680 Capital One Drive
       McLean, Virginia 22102

                                                        Re: Capital One
Financial Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 21,
2022
                                                            File No. 001-13300

       Dear Mr. Fairbank:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 21, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address how
the experience of your Lead Independent Director is brought to bear in connection with
your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:
                                                            represent the board
in communications with shareholders and other stakeholders;
                                                            require board
consideration of, and/or override your CEO on, any risk matters; or
                                                            provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
                                                            the timeframe over
which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
 Richard D. Fairbank
Capital One Financial Corporation
September 20, 2022
Page 2
              immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



FirstName LastNameRichard D. Fairbank                          Sincerely,
Comapany NameCapital One Financial Corporation
                                                               Division of
Corporation Finance
September 20, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName